Exhibit 4.2

FIRST SUPPLEMENTAL WARRANT AGREEMENT

This First Supplemental Warrant Agreement (this “Agreement”), dated March 18 , 2008, is to the Warrant Agreement, dated as of August 30, 2006 (the “Warrant Agreement”), by and between MARATHON ACQUISITION CORP., a Delaware corporation, (the “Company”), and THE BANK OF NEW YORK, a New York trust company (the successor thereto under the Warrant Agreement, MELLON INVESTOR SERVICES LLC, a New Jersey limited liability company, the “Warrant Agent”).

WHEREAS, Section 6.01(a)(i) of the Warrant Agreement provides that such Warrant Agreement may be amended by the parties thereto, without the consent of the Holder (as defined therein) of any Warrant (as defined therein), for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein, or making any other provisions with respect to matters or questions arising under the Warrant Agreement that is not inconsistent with the provisions of the Warrant Agreement or the Warrant Certificates (as defined therein); and

WHEREAS, as contemplated by the Warrant Agreement, in connection with the Company’s IPO (as defined in the Warrant Agreement) the Company issued an aggregate of 40,035,850 Units (as defined in the Warrant Agreement), including an aggregate of 40,035,850 IPO Warrants (as defined in the Warrant Agreement) underlying such Units, and an aggregate of 5,500,000 Sponsor Warrants (as defined in the Warrant Agreement), and as a result thereof, has an aggregate of 45,535,850 outstanding Warrants; and

NOW, THEREFORE, in consideration of the mutual agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Warrant Agreement.

a. Pursuant to Section 6.01(a)(i) thereto, the Warrant Agreement is amended hereby by amending and restating Section 1.02(a) thereto as follows:

“One or more Warrant Certificates evidencing Warrants to purchase not more than 45,535,850 Shares (subject to adjustment as provided for in Section 2.04) may be executed by the Company and delivered to the Warrant Agent upon the execution of this Agreement or from time to time thereafter.”

2. Miscellaneous.

a. GOVERNING LAW. THIS AGREEMENT, THE LEGAL RELATIONS BETWEEN AND AMONG THE PARTIES HERETO, THE ADJUDICATION AND THE ENFORCEMENT HEREOF SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS FORMED AND TO BE PERFORMED ENTIRELY WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PROVISIONS THEREOF TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

b. Jurisdiction; Waiver of Jury Trial. Except as otherwise expressly provided in this Agreement, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the New York State Supreme Court in the Borough of Manhattan, in any legal action arising out of or relating to this Agreement, agrees that all claims in respect of the legal action may be heard and determined in any such court and agrees not to bring any legal action arising out of or relating to this Agreement in any other court. Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

c. Benefits of Agreement. Nothing in this Agreement expressed or implied and nothing that may be inferred from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the Company, the Warrant Agent and their respective successors and assigns, the Beneficial Owners (as defined in the Warrant Agreement) and the Holders any right, remedy or claim under or by reason of this Agreement or of any agreement hereof; and all agreements contained in this Agreement shall be for the sole and exclusive benefit of the Company and the Warrant Agent and their respective successors and assigns and of the Beneficial Owners and Holders.

d. Indemnity. The Company agrees to pay the Warrant Agent compensation to be agreed upon by the Warrant Agent and the Company for all services rendered by the Warrant Agent and to reimburse the Warrant Agent for all reasonable out-of-pocket expenses (including reasonable counsel fees) incurred by the Warrant Agent in connection with the services rendered by it under the Warrant Agreement and this Agreement. The Company also agrees to indemnify the Warrant Agent for, and hold it harmless against, any loss, liability or expense incurred without (or other than as the result of) negligence or willful misconduct on the part of the Warrant Agent (each as determined by a final non-appealable order of a court of competent jurisdiction), arising out of or in connection with its acting as Warrant Agent under the Warrant Agreement and this Agreement. The execution of this Agreement by the Warrant Agent shall in no case be deemed to constitute negligence or willful misconduct on the part of the Warrant Agent.

e. Liability. The Company agrees that Section 5.02(l) of the Warrant Agreement is incorporated herein by reference.

f. Severability. If any provision in this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions, or of such provisions in any other jurisdiction, shall not in any way be affected or impaired thereby. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

g. Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original; but such counterparts shall together constitute but one and the same document.

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IN WITNESS WHEREOF, the parties hereto have executed this First Supplemental Warrant Agreement as of the date first written above.

MARATHON ACQUISITION CORP.

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Chairman, Chief Executive Officer and Secretary

MELLON INVESTOR SERVICES LLC

By:	/s/ Christopher T. Coleman
Name:	Christopher T. Coleman
Title:	Vice President